Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 Nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	Erik Knettel, The Global Consulting Group Tel: +1-646-284-9415 Eknettel@hfgcg.com

AudioCodes Reports Third Quarter 2004 Results

Quarterly Revenues Rise 21% Sequentially and 95% Year-over-Year

Lod, Israel – October 25, 2004 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the third quarter ended September 30, 2004.

Revenues for the third quarter ended September 30, 2004 were $23.1 million compared to $19.1 million for the second quarter ended June 30, 2004 and $11.8 million for the third quarter ended September 30, 2003.  Third quarter 2004 revenues grew 21 percent sequentially and increased 95 percent compared to the third quarter of 2003.  Net income for the third quarter of 2004 was $1.6 million, or $0.04 per share, compared to a net loss of $1.6 million, or $(0.04) per share, for the corresponding period last year.

Revenues for the nine months ended September 30, 2004 were $57.5 million compared to $30.7 million for the first nine months of 2003.  Net income for the nine months ended September 30, 2004 was $2.4 million, or $0.06 per share, compared to a net loss of $6.3 million, or $(0.17) per share, for the first nine months of 2003.

Cash, cash equivalents, short-term investments, long-term bank deposits and structured notes were $94.5 million as of September 30, 2004 compared to $90.6 million as of  June 30, 2004 and $100.4 million as of September 30, 2003.

“We are pleased to report for AudioCodes yet another strong quarter of revenues and our second consecutive quarter of positive operating and net income. With top line revenue growth exceeding 95 percent year-over-year, AudioCodes has extended its track record of growth to twelve consecutive quarters,” said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. “We continued to experience strong demand across our portfolio of VoIP enabling technology and media gateway and server products. This quarter we enjoyed increased activity with OEMs in gateway product evaluations. We also experienced increased response to RFPs with leading NEPs offering our media gateways as part of their VoIP network solutions for wireless and cable markets in addition to our ongoing sales in the wireline market.”

“The third quarter marked the first full quarter of revenue contribution by Ai-Logix as we made significant steps integrating Ai-Logix’s call logging and recording market businesses into AudioCodes operations. With the demand for converged voice and data systems growing among OEMs, service providers and enterprise customers on a global basis, AudioCodes stands well positioned to capitalize on this shift towards packet voice communication networks.”

Conference Call & Webcast Information

AudioCodes will conduct a conference call on October 26, 2004 to discuss the third quarter 2004 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at http://www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators.  AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™  – AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market.  AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices.  Its customers include the leading telecom and data network equipment providers globally.  AudioCodes’ international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California.  Additional offices are in Boston (MA), Chicago (IL), Research Triangle Park (NC), Somerset (NJ), Beijing, London, Paris and Tokyo. For more information on AudioCodes, visit www.audiocodes.com or call +1 (408) 577-0488.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2004	2003
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents and short-term investments	$ 44,371	$ 48,898
Trade receivables	12,220	7,717
Other receivables and prepaid expenses	3,543	2,972
Inventories	8,411	4,667

Total current assets	68,545	64,254

SEVERANCE PAY FUND	4,117	3,618

LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES	50,160	50,270

INVESTMENTS IN AFFILIATED COMPANY	667	491

FIXED ASSETS, NET	6,510	4,564

OTHER ASSETS	12,836	5,333

Total assets	$ 142,835	$ 128,530

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$ 7,524	$ 4,197
Other payables and accrued expenses	16,711	13,825

Total current liabilities	24,235	18,022

ACCRUED SEVERANCE PAY	4,489	3,990

Total shareholders' equity	114,111	106,518

Total liabilities and shareholders' equity	$ 142,835	$ 128,530

AUDIOCODES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)

Revenues	$ 57,515	$ 30,694	$ 23,080	$ 11,810

Cost of revenues	24,085	13,931	9,508	5,379

Gross profit	33,430	16,763	13,572	6,431
Operating expenses:
Research and development, net	14,483	11,193	5,370	4,029
Selling and marketing	14,346	10,610	5,454	3,584
General and administrative	3,364	2,333	1,427	774

Total operating expenses	32,193	24,136	12,251	8,387

Operating income (loss)	1,237	(7,373)	1,321	(1,956)
Equity in losses of affiliated company	336	330	107	110
Financial income, net	1,616	1,360	463	453

Income (loss) before income taxes	2,517	(6,343)	1,677	(1,613)
Income taxes	101	-	57	-

Net income (loss)	$ 2,416	$ (6,343)	$ 1,620	$ (1,613)

Basic net income (loss) per share	$ 0.06	$ (0.17)	$ 0.04	$ (0.04)
Diluted net income (loss) per share	$ 0.06	$ (0.17)	$ 0.04	$ (0.04)
Weighted average number of shares used in computing basic net income (loss) per share (in thousands)	38,354	37,438	38,655	37,575
Weighted average number of shares used in computing diluted net income (loss) per share (in thousands)	42,342	37,438	42,366	37,575